Julian Hennig III

Member

Admitted in SC

                                                 April 21, 2006

VIA EDGAR AND FACSIMILE – (202) 772-9203
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attn: Daniel F. Duchovny, Esq.

Re: CNB Corporation; Response to Staff Comments on Responses to Comments issued April 3, 2006 re: Soliciting Materials filed pursuant to Rule 14a-12.

Gentlemen:

Charleston Charlotte Columbia Greensboro Greenville Hilton Head Myrtle Beach

  This letter is in response to Mr. Duchovny’s comment letter to me dated April 19, 2006, regarding the Response to Staff Comments on Soliciting Materials filed pursuant to Rule 14a-12. The following respond to such comments in the order set forth in the staff’s letter. The headings that follow are a restatement of your comments.

1.        We note your response to prior comment 3. Please note that in future filings you must provide additional background to your disclosure such that the disclosure is balanced. For example, when your disclosure is based on an individual’s recollection as opposed to documentation (as it appears the case in each of assertions noted in our prior letter), please state so. Please confirm your understanding.

  We understand your comment and will strive in future filings to provide additional background information so that the disclosure is balanced and state when a disclosure is based upon an individual’s recollection. In fact, we believe that we had done so in the Soliciting Materials filed pursuant to Rule 14a-12. For example, on page 4 we state, “Director Dusenbury also recalls Jennings Duncan making a statement to him like ‘this corporate governance thing is a waste of time.’” Also on page 4, we state “…Director Hucks recalled and reflected upon a statement Jennings Duncan made to him once – that he had a ‘birthright’ to run the Bank.”

1441 Main Street Suite 1500 (29201) PO Drawer 2426 Columbia, SC 29202 www.nexsenpruet.com	T 803.253.8202 F 803.253.8277 E JHennig@nexsenpruet.com Nexsen Pruet Adams Kleemeier, LLC Attorneys and Counselors at Law

Securities and Exchange Commission
April 21, 2006

2.        We note your response to prior comment 4. For future reference, please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

  I have reviewed Section II.C.1.b of SEC Release No. 33-7760. On future filings, the participant information will either be provided in a previously filed communication that is related to the current solicitation or in a separate statement filed as Rule 14a-12 material.

Please contact me at (803) 253-8202 with any additional questions you may have regarding this response.

Very truly yours,

/s/ Julian Hennig III
Julian Hennig III

cc.	Robert P. Hucks
Paul R. Dusenbury
H. Buck Cutts
Richard M. Lovelace, Jr.
Howard B. Smith, III